Hydrogen Future Corp.
2525 Robinhood Street, Suite 1100
Houston, TX 77005
February 27, 2014

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Amendment to Form 10-K for the Fiscal year ended September 30, 2013
Filed January 17, 2014

Ladies and Gentlemen:

On behalf of  Hydrogen Future Corp., a Nevada corporation (the “Company”), we hereby submit in electronic format for filing with the U.S. Securities and Exchange Commission, pursuant to the Securities Act of 1933, as amended, and Rule 101(a)(1)(i) of Regulation S-T, one complete copy of Amendment No.1 to the captioned Annual report on Form 10-K, (the “Amendment”).

The Amendment responds to the comments received from the staff of the Commission by letter, dated February 20, 2014.

To facilitate the staff’s review, the numbered paragraphs below correspond to the numbered paragraphs in the letter of the Commission’s comments.  Unless otherwise provided herein, all page numbers referred to in this letter correspond to the page numbers of the original filing and capitalized terms used herein that are not otherwise defined herein have the meanings ascribed to them in the Amendment.   The Staff’s comments are in plain type.  Our answers are in bold.

Form 10-K for the fiscal year ended September 30, 2013

Report of Independent Registered Public Accounting Firm, page F-1

1.
As you are a development stage company, please have your independent registered public accounting firm expand the introductory and the opinion paragraphs of their report to state that they have audited and opined on the cumulative period of June 21, 2006, date of inception, through September 30, 2013. This would be in addition to auditing and opining on the fiscal years ended September 30, 2013 and September 30, 2012.

We agree with the Staff.  The audit report of the Independent Registered Public Accounting Firm has been changed to reflect that they have opined on the entire operating period of the Company.

2.
If you are not able to comply with the above requirement of having the cumulative period from inception through the end of the most recent fiscal year audited, you must request a waiver from the Securities and Exchange Commission’s Office of the Chief Accountant of Corporation Finance. If a waiver is obtained, the auditor’s report should then exclude any reference to the cumulative data and the columnar headings in the audited financial statements of June 21, 2006 (inception) through September 30, 2013 should be labeled as unaudited. Please revise or advise, as appropriate.

           Pursuant to our response in #1 above, we have complied with the Staff's request. The Audit Report of the Independent Registered Public Accounting Firm is for the entire reporting period.

3.
It appears that the net loss and working capital deficiency amounts presented in the last paragraph of your auditor’s report have been reversed. In this regard, please have your independent registered public accounting firm revise the last paragraph in their report to clarify that you had a net loss of $2,421,145 for the year ended September 30, 2013 and a working capital deficiency of $2,565,607 at September 30, 2013.

We agree with the Staff.  The numbers were transposed by mistake and they have now been correctly stated.

Audited Financial Statements, page F-2

4.
We note that your balance sheet column at September 30, 2013 has been labeled as unaudited, and that your statements of operations and cash flows have been labeled as unaudited in their entirety. Given that your independent registered public accounting firm has issued an audit opinion on these financial statements, please advise or remove the unaudited designations from your financial statements.

We agree with the Staff.  The label on the Balance Sheet has been changed to reflect that these are audited numbers.

Statements of Operations, page F-3

5.	It appears that you present amounts related to net earnings (loss) as well as net earnings (loss) per share, basic and diluted, without any descriptive title. Please revise accordingly.

We agree with the Staff and apologize for the lack of the descriptive title.  We have added the title as appropriate.

6.
Please clarify the line item description for your weighted average number of common shares outstanding, basic and diluted, as it appears the descriptions were truncated. Please also limit your net earnings (loss) per share amounts to two decimal places.

We agree with the Staff and apologize for the truncation.  We have added the complete correct line item description.  We have also changed the net earnings (loss) per share to reflect only two decimal places.

Note 7. Stockholders’ Equity (Deficit), page F-15

(B) Stock Warrants, page F-17

7.	It appears that your table was not updated for September 30, 2013 and September 30, 2012. Please revise accordingly. Also, please ensure the consistency of periods presented throughout your filing.

We agree with the Staff and apologize for not updating this Footnote disclosure.  At the Balance sheet date, there were no warrants outstanding and the warrants which were outstanding at the beginning of the year have expired.

Note 12. Subsequent Events, page F-19

8.	In the first paragraph, please update the subsequent events period as of September 30, 2013 rather than September 30, 2012.

We agree with the Staff and have changed the dates accordingly.

Exhibit 31 and Exhibit 32 Certifications

9.
Please revise each of your Exhibit 31 and Exhibit 32 Certifications to clarify that the reporting period is the year ended September 30, 2013 rather than September 30, 2012. Also, based on your signature page included in the September 30, 2013 Annual Report on Form 10-K, it appears that Mr. Frank Neukomm is the Chief Executive Officer, Principal Executive Officer, Chief Financial Officer, Principal Financial Officer and Principal Accounting Officer. However, your Exhibit 31 and Exhibit 32 Certifications ascribe the Chief Executive Officer as Mr. Frank Neukomm and the Principal Financial Officer as Mr. Robert Farr. Please revise accordingly. Similarly, please amend your December 31, 2013 Quarterly Report on Form 10-Q to revise the Exhibit 31 and Exhibit 32 Certifications to comply with this comment, as appropriate.

Mr. Frank Neukomm is the Principal Executive Officer and Chief Executive Officer of the Company.  Mr. Farr is the Chief Operating Officer, President, Principal Financial Officer and Principal Accounting Officer of the Company.  We have amended both the Form 10-K for the year ended September 30, 2013 and the  Form 10-Q for the quarter ended December 31, 2013 to reflect the correct titles.

/s/ Frank Neukomm
Frank Neukomm
Chief Executive Officer
Principal Executive Officer